FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For July 8, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒             Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑             No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Press release of Telefónica de Argentina S.A. dated July 8, 2003 regarding the partial results of exchange offers and the extension of expiration date from July 15, 2003 to July 22, 2003.

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Telefónica de Argentina S.A.	Press Release

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces Partial Results of Exchange Offers and Extends

Expiration Date from July 15, 2003, to July 22, 2003

Buenos Aires, July 8, 2003—Telefónica de Argentina S.A. (“TASA”) announced today the partial results of its offers to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 (the “TASA 2004 Notes”) and the 9.125% TASA Notes due 2008 (the “TASA 2008 Notes”)) for two new series of TASA notes plus a cash payment (the “TASA Exchange Offers”), and its offers to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), (the 8.85% Cointel Series A Notes due 2004 (the “Cointel Series A Notes”) and the 10.375% Cointel Series B Notes due 2004 (the “Cointel Series B Notes”)) for two new series of TASA notes plus a cash payment (the “Cointel Exchange Offers” and together with the TASA Exchange Offers, the “Exchange Offers”).

The Company has received, as of 5:00 p.m., New York City time, on July 7, 2003, the following percentages tendered of existing notes:

•	U.S.$171 million, representing 57% of aggregate principal amount of the U.S.$300 million TASA 2004 Notes,

•	U.S.$213 million, representing 58% of aggregate principal amount of the U.S.$368.5 million TASA 2008 Notes,

•	U.S.$159 million, representing 71% of aggregate principal amount of the U.S.$225 million Cointel Series A Notes, and

•	Ps.31 million, representing 18% of aggregate principal amount of the Ps.175 million Cointel Series B Notes.

On July 4, 2003, a noteholders’ meeting of the Cointel Series A Notes approved the proposed amendments to the terms and conditions of those notes in order to delete substantially all of the restrictive covenants and events of default, subject to consummation of such exchange offer.

Because quorum was not achieved for the first call noteholders’ meetings, the Company announced that for the TASA 2004 Notes, the TASA 2008 Notes and the Cointel Series B Notes, second call noteholders’ meetings for the TASA 2004 Notes, the TASA 2008 Notes and the Cointel Series B Notes will be held on July 22, 2003. The Company and Cointel are publishing notice of the call for such second call noteholders’ meetings as required by law.

The quorum requirement for each second call noteholders’ meeting is 30% of the outstanding principal amount of such series of notes. Given that the Company has received to date more than

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30% of the TASA 2004 Notes and TASA 2008 Notes in the TASA Exchange Offers, the Company has a sufficient number of proxies to conduct the second call noteholders’ meetings for such existing notes on July 22, 2003.

The second call noteholders’ meeting for the TASA 2004 Notes will be held at 11:00 a.m., Buenos Aires time, on July 22, 2003, the second call noteholders’ meeting for the TASA 2008 Notes will be held at 11:30 a.m., Buenos Aires time, on July 22, 2003 and the second call noteholders’ meeting for the Cointel Series B Notes will be held at 12:30 p.m., Buenos Aires time, on July 22, 2003. The location of each such noteholders’ meeting will be the Company’s offices located at Avenida Ingeniero Huergo 723, 21st Floor, City of Buenos Aires, Argentina.

As a result of having to conduct such second call noteholders’ meetings, the Company also announced that it has extended the expiration date of each of the Exchange Offers to 11:59 p.m., New York City time, on July 22, 2003.

Furthermore, the Company announced that the proxy delivery deadline expired at 5:00 p.m., New York City time, on July 1, 2003. As a result, holders of existing notes that participate in the exchange offers after July 1, 2003 and before the expiration date of the exchange offers at 11:59 p.m., New York City time, on July 22, 2003, (unless extended) will receive the following:

•	For each U.S.$1,000 principal amount of TASA 2004 Notes, participating holders will receive U.S.$925 principal amount of new TASA 11.875% Notes due 2007 and U.S.$75 in cash.

•	For each U.S.$1,000 principal amount of TASA 2008 Notes, participating holders will receive U.S.$950 principal amount of new TASA 9.125% Notes due 2010 and U.S.$50 in cash.

•	For each U.S.$1,000 principal amount of Cointel Series A Notes, participating holders will receive U.S.$925 principal amount of new TASA 8.85% Notes due 2011 and U.S.$75 in cash.

•	For each Ps.1,000 principal amount of Cointel Series B Notes, participating holders will receive either:

•	the U.S. dollar equivalent of Ps.925 principal amount of new TASA 8.85% Notes due 2011, calculated using the forward exchange rate described in the prospectus and proxy solicitation dated June 17, 2003 relating to the Cointel exchange offers, and Ps.75 in cash, or

•	Ps.925 principal amount of new TASA peso-denominated Conversion Notes due 2011 and Ps.75 in cash.

The Company has received approval from the New York Stock Exchange, subject to notice of issuance, for the listing of its new 11.875% Notes due 2007, new 9.125% Notes due 2010 and new 8.85% Notes due 2011. With respect to the TASA Exchange Offers, the Company has waived the general condition to such Exchange Offers that its new 11.875% Notes due 2007 and new 9.125% Notes due 2010 be approved for listing on the Luxembourg Stock Exchange prior to the expiration date of the TASA Exchange Offers. The Company intends to continue seeking

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such listing approval through the expiration date of the TASA Exchange Offers; however, the Company may accept tenders of the TASA 2004 Notes and TASA 2008 Notes without having obtained such listing approval from the Luxembourg Stock Exchange.

Also, TASA announced that it has obtained the required authorization from the Argentine Central Bank to access the foreign exchange market in order to make the cash and accrued interest payments contemplated in the Exchange Offers.

All other terms of the Exchange Offers remain in effect as set forth in the relevant prospectus and proxy solicitation, each dated June 17, 2003, included in TASA’s registration statement filed with the Securities and Exchange Commission on June 17, 2003.

Copies of the relevant prospectus and proxy solicitation may be obtained by calling D.F. King & Co., Inc., at +1-800-549-6697 or +1-212-269-5550, or by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional office in New York City. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Morgan Stanley & Co., Incorporated (including its affiliates) is acting as dealer manager for the exchange offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina; Attention: Santiago Barros Moss, Tel. 5411 4346-4311) is acting as solicitation agent in Argentina.

Any questions regarding the exchange offer may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley

Simon Morgan	+1-212-761-2219
Heather Hammond	+1-212-761-1893

Telefónica de Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/S/ PABLO LLAURÓ

Name: Pablo Llauró Title: Assistant General Counsel

Date: July 8, 2003